UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from __________ to ___________

Commission file number 1-13648

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Balchem Corporation 401(k) Profit Sharing Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Balchem Corporation
52 Sunrise Park Road
New Hampton, NY 10958

REQUIRED INFORMATION

Financial Statements:

4.              In lieu of requirements of Items 1-3, the Balchem Corporation 401(k) Profit Sharing Plan (“the Plan”) is subject to the requirements of the Employee Retirement Insurance Security Act of 1974, as amended (“ERISA”). Attached hereto are the financial statements of the Balchem Corporation 401(k) Profit Sharing Plan for the fiscal year ended December 31, 2013, prepared in accordance with financial reporting requirements of ERISA.

EXHIBITS

1.            Financial Statements of the Balchem Corporation 401(k) Profit Sharing Plan for the fiscal year ended December 31, 2013, prepared in accordance with the financial reporting requirements of ERISA.

23.	Consent of MCGLADREY LLP, Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 25, 2014	BALCHEM CORPORATION
401(k) Profit Sharing Plan

	By:	Balchem Corporation,
Plan Administrator

By:/s/ Dino A. Rossi
Dino A. Rossi, President,
Chief Executive Officer

By:/s/ William A. Backus
William A. Backus
Chief Financial Officer

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Financial Statements
and Supplemental Schedules

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm)

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Balchem Corporation 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Balchem Corporation 401(k) Profit Sharing Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Balchem Corporation 401(k) Profit Sharing Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of reportable transactions as of and for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP
New York, NY
June 25, 2014

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments at fair value (Note 3)	$48,210,776	$37,178,002
Receivables:
Employer contribution	616,575	585,392
Promissory notes receivable from participants	808,128	769,689

Net assets available for benefits	$49,635,479	$38,533,083

See Notes to Financial Statements.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2013

2013
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$10,887,976
Interest and dividend income	270,594
11,158,570

Interest income - promissory notes receivable from participants	44,085

Contributions:
Participant and rollovers	1,913,651
Employer	1,133,783
3,047,434
Total additions	14,250,089
Deductions from net assets attributed to:
Benefits paid to participants	(3,140,209)
Fees, net	(7,484)
Total deductions	(3,147,693)
Net increase in net assets available for benefits	11,102,396
Net assets available for benefits at beginning of year	38,533,083
Net assets available for benefits at end of year	$49,635,479

See Notes to Financial Statements.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Note 1 – Description of the Plan

The following description of the Balchem Corporation 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is principally a participant directed, defined contribution plan, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The 401(k) portion of the Plan covers all active employees of Balchem Corporation (the “Company”) who have completed two months of service, as defined, and are 18 years of age or older, except those who are currently covered by a collective bargaining agreement. Employees may enroll in the Plan on the first day of the month after they become eligible to participate.

The profit-sharing portion of the Plan covers all active employees who have completed 1,000 hours of service, as defined, are 18 years of age or older, and are active employees of the Company at December 31. Eligible employees are enrolled in the profit-sharing portion on the first day of the month after they become eligible to participate and the amount of eligible compensation used by the Company is retroactive to the date of hire for eligible employees.

Administrative Expenses

The Company pays administrative and record keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation common stock.

Contributions

Participants are allowed to contribute annually, in pre-tax dollars, a percentage of compensation as defined by the Plan, up to the maximum of the lesser of 75% of their eligible compensation or the annual limit allowed by the Internal Revenue Code (“IRC”) – ($17,500 in 2013 and $17,000 in 2012). Participants 50 years and older may opt to contribute additional catch-up contributions up to $5,500 for each of the years ended December 31, 2013 and 2012. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. For the year ended December 31, 2013, $281,480 of rollover contributions was included in participant contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The employer matching contributions equal 35% of each participant’s elected contribution, up to a maximum of 75% of eligible compensation, and the Company may make discretionary profit sharing contributions at the option of the Company’s board of directors. Historically, through June 2012, employer matching contributions were made in Balchem Corporation common stock on a monthly basis based upon the closing price of the stock on the last trading day of each month. Starting in July 2012, employer matching contributions are made in cash which is then used to purchase Balchem Corporation common stock. The stock is

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

purchased periodically throughout the month based upon open market prices. In each case, matching contributions are subject to the vesting schedule described below. Included in employer’s contribution receivable as of December 31, 2013 and 2012 were discretionary Company profit sharing contributions made in February 2014 and February 2013 for the 2013 and 2012 Plan years totaling $616,575, and $585,392, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are 100% vested in their contributions (including rollovers) and discretionary Company profit sharing contributions, plus actual earnings or losses thereon. Vesting in the Company matching contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after two years of service, except for employees hired as part of certain acquisitions, whose prior credited service is used in determining the vested portion of such matching contributions.

Investment Options

Upon enrollment in the Plan, participants may direct employee contributions to the various investment options administered by Prudential Retirement Insurance and Annuity Company (“PRIAC”) and a maximum of 10% of a participant’s contribution to Balchem Corporation common stock Fund. Historically, through June 2012, employer matching contributions were made in Balchem Corporation common stock on a monthly basis based upon the closing price of the stock on the last trading day of each month. Starting in July 2012, employer matching contributions are made in cash which is then used to purchase Balchem Corporation common stock. The stock is purchased periodically throughout the month based upon open market prices. Discretionary contributions are made from the Company’s cash reserves.

Promissory Notes Receivable from Participants

Promissory notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or between five and ten years for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and bear interest at a fixed rate based on the prime rate plus 2% at the time of loan origination and range from 5.25% to 10.25% at December 31, 2013. Principal and interest are paid ratably through payroll deductions. No allowance for credit losses has been recorded at December 31, 2013 or 2012. In the event of default, such loans are reportable to Plan participants as taxable income but remain

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

outstanding and continue to accrue interest until repaid by the Plan participant or the participant becomes eligible to receive a distribution under the terms of the Plan.

Payment of Benefits

On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant’s lifetime, or the joint lifetime of the participant and the participant’s spouse, or an annuity contract.

Income (Loss) Allocations

Investment income (loss) for an accounting period shall be allocated to participants’ accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account, less any loans issued or other deductions during the period.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts must first be used to pay Plan expenses and then allocated subsequent to the Plan year end to all active participant accounts employed at the Plan year end who completed at least 1,000 hours of service during the Plan year. Forfeited non-vested accounts at December 31, 2013 and 2012 totaled $9,341 and $59,773, respectively.

Plan Amendment

As of January 1, 2012, the Plan was amended and restated such that an eligible employee who completed at least 1,000 hours of service during the Plan year and is employed on the last day of the Plan year will share in the allocation of forfeitures.

Note 2 – Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Risks and Uncertainties

The assets of the Plan at December 31, 2013 and 2012 are primarily financial instruments which are monetary in nature. The Plan invests in funds managed by third-parties, Balchem Corporation common stock and an investment contract. These investments are subject to risk conditions of the individual investments’ objectives, the stock market, interest rates, economic conditions, world affairs and, in the case of the Balchem Corporation common stock, the results of operations and other risks specific to Balchem Corporation. Due to the level of risk associated with certain

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

investment changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Contracts

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through the Guaranteed Income Fund. The Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investments as the contract value for the fully benefit-responsive investment contract, as the contract value approximates fair value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contract.

The Guaranteed Income Fund is recorded at contract value, which approximates fair value. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 2.25% for 2013 and 2012. The average crediting interest rate for these guaranteed funds is reset semiannually by the issuer but cannot be less than zero and was 2.25% at December 31, 2013 and 2012, respectively. There are no events that limit the ability of the Plan to transact at contract value with PRIAC (see definition earlier). The Guaranteed Income Fund does not have a maturity date and there are no instances that allow Prudential from terminating the agreement (contract).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Pooled Separate Accounts (“PSA’s”) fair value is determined by a per unit value for the number of units held by the Plan at year-end, much like a mutual fund, whose value is the result of the accumulated values of the underlying investments, and are valued based upon their ending net unit value (“NUV”). This is based on information reported by the trustee using the audited financial statements of the PSA’s at year-end. The Guaranteed Income Fund is stated at contract value, which approximates fair value. Common stocks and Registered Investment Companies are valued based upon quoted market prices.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex dividend date.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In October 2012, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2012-04, Technical Corrections and Improvements. The amendments in this Update cover a wide range of Topics in the Accounting Standards Codification, including plan accounting. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update are effective for fiscal periods beginning after December 15, 2012, except for amendments in this update where there was no transition guidance which were immediately effective upon issuance. The adoption of this update did not have a material impact on the Plan’s financial statements.

Subsequent Events

The Company acquired Performance Chemicals & Ingredients Company (d/b/a SensoryEffects) on May 7, 2014.

Note 3 – Fair Value Measurements

Fair Value Measurements

The Plan accounts for its investments in accordance with ASC 820, “Fair Value Measurements and Disclosures.” The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include: Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in inactive

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Market data or assumptions about risk and the risks inherent in the inputs are used in the valuation technique. These inputs can be readily observable, market corroborated or generally observable. Primarily the market approach for recurring fair value measurements is applied and also endeavors to utilize the best available information. Accordingly, the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs are utilized. Fair value balances have been classified based on the observance of those inputs into the fair value hierarchy levels as set forth in the fair value accounting guidance.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Balchem Corporation Common Stock: Valued at the closing price as quoted on the Nasdaq Global Market on the last business day of the Plan year and is classified as a Level 1 investment.

Registered Investment Companies: Valued at the quoted closing market price on the last business day of the Plan year and are classified as Level 1 investments.

Pooled Separate Accounts: Valued at a per unit value for the number of units held by the Plan at year end, much like a mutual fund, whose value is the result of the accumulated values of the underlying investments and are classified as Level 2 investments.

Guaranteed Income Fund: Valued at contract value, which approximates fair value and is classified as a Level 3 investment, given the unobservable inputs used to determine contract value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

Assets at Fair Value as of December 31, 2013

	Quoted Prices In Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common Stock of Balchem Corporation	$15,124,867			$15,124,867
Registered Investment Companies:
Large cap funds	6,013,232
Mid cap funds	515,780
Small cap funds	688,483
International/Global funds	2,218,944
Fixed income funds	506,337
Total Registered Investment Companies	9,942,776			9,942,776
Pooled Separate Accounts:
Mid cap funds(b)		1,866,504
Small cap funds(c)		1,414,522
International/Global funds(d)		1,090,735
Blended funds(e)		7,567,566
Fixed income funds(f)		812,677
Total Pooled Separate Accounts		12,752,004		12,752,004
Guaranteed Income Fund			10,391,129	10,391,129
Total Assets at Fair Value	$25,067,643	$12,752,004	$10,391,129	$48,210,776

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Assets at Fair Value as of December 31, 2012

	Quoted Prices In Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common Stock of Balchem Corporation	$12,513,884			$12,513,884
Registered Investment Companies:
Large cap funds	1,555,404
Mid cap funds	356,049
Small cap funds	117,172
International/Global funds	2,613,440
Fixed income funds	780,987
Total Registered Investment Companies	5,423,052			5,423,052
Pooled Separate Accounts:
Large cap funds(a)		2,489,397
Mid cap funds(b)		1,260,928
Small cap funds(c)		1,337,255
International/Global funds(d)		774,846
Blended funds(e)		5,663,932
Fixed income funds(f)		1,435,676
Total Pooled Separate Accounts		12,962,034		12,962,034
Guaranteed Income Fund			6,279,032	6,279,032
Total Assets at Fair Value	$17,936,936	$12,962,034	$6,279,032	$37,178,002

(a)	The pooled separate account in this category primarily seeks to provide long-term growth of capital and income. The fund is constructed to reflect the composition of the S&P 500 ® Index.
(b)
The fund in this category primarily invests in the common stock of medium-sized companies and seeks to achieve maximum long-term capital growth in excess of the Russell Midcap Growth and Russell Midcap Indexes.

(c)	The fund in this category follows a Small Capitalization Growth strategy and primarily seeks to achieve long-term capital appreciation.
(d)	The funds in this category primarily seek capital appreciation by investing in common stocks of U.S. and foreign companies.
(e)
The funds in this category primarily seek a total return of long-term growth of capital and current income and consist of Balanced Strategy and Lifetime Income & Equity Funds. The Lifetime Income & Equity Funds are based on the life-cycle theory of investing; that different bond/stock mixes are appropriate for individuals in terms of risk throughout the different stages in their lives.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(f)	The fund in this category primarily seeks to outperform the Barclays U.S. Aggregate Bond Index by utilizing all sectors of the fixed income market.

The Company evaluates the significance of various inputs to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits. For the year ended December 31, 2012, as a result of significant unobservable inputs, the classification of the guaranteed income fund was changed from Level 2 to Level 3 in the fair value hierarchy. The Plan's policy is to recognize transfers in and/or out of fair value hierarchy levels as of the beginning of the reporting period in which the event or change in circumstances causing the transfer occurred. As such, the change in fair value classification and transfer to Level 3 is reported at the beginning of the reporting period.

The following table sets forth the summary of changes in the fair value of Level 3 investments for the year ended December 31, 2013:

Guaranteed
Income Fund
Balance at December 31, 2012	$6,279,032
Interest income	161,061
Purchases	5,572,107
Sales	(1,621,071)
Balance at December 31, 2013	$10,391,129

The following table provides information about significant unobservable inputs related to the Plan’s Guaranteed Income Fund.

Contract Type	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Net Crediting Interest Rates
Custodial Guaranteed Interest Contract	$10,391,129	Fair value equals contract value	Composite Crediting Rate	Gross Guaranteed Crediting Rate must be greater than or equal to the contractual minimum crediting rate of 1.50%

Fair Value of Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent, Net Unit Value)

The Plan's investment in pooled separate accounts has no restrictions on the net asset value per share or its equivalent. There are no known or anticipated redemptions, no unfunded commitments, and no notice is required to sell the shares/units at any given time.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Note 4 – Investments

Investments at December 31, 2013 and 2012 consisted of:

	2013	2012
Guaranteed Income Fund	$10,391,129	$6,279,032
Registered Investment Companies	9,942,776	5,423,052
Pooled Separate Accounts	12,752,004	12,962,034
Balchem Corporation Common Stock*	15,124,867	12,513,884
	$48,210,776	$37,178,002

The following represents investments that represent 5% or more of the Plan’s net assets:

	2013		2012
Balchem Corporation Common Stock*	$15,124,867		$12,513,884
Guaranteed Income Fund	10,391,129		6,279,032
Vanguard Total Stock Market Index Fund**	3,916,274		—
PRIAC Dryden S&P 500 Index Fund**	—		2,489,397
PRIAC Lifetime Balanced Fund	2,408,168	***	1,942,336

*	A portion of the Balchem Corporation Common Stock is nonparticipant-directed.
**	In 2013, the Dryden S&P 500 Index Fund was replaced with the Vanguard Total Stock Market Index Fund.
***	Represents less than 5% of Plan assets at December 31, 2013

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered Investment Companies	$915,357
Pooled Separate Accounts	3,199,559
Balchem Corporation Common Stock	6,773,060
$10,887,976

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Note 5 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	2013	2012
Balchem Corporation Common Stock	$13,770,236	$11,232,355

Year ended December 31, 2013
Change in net assets:

Contributions	$584,979
Dividends and interest	7
Net appreciation	6,179,345
Benefits paid to participants	(534,152)
Transfers to participant-directed investments	(3,692,298)
Net increase	2,537,881
Net assets at beginning of year	11,232,355
Net assets at end of year	$13,770,236

Note 6 – Parties-In-Interest

As of December 31, 2013 and 2012, the Plan held 257,664 and 343,316 shares of Balchem Corporation common stock, respectively, with a market value of $15,124,867 and $12,513,884 at December 31, 2013 and 2012, respectively. Certain Plan investments are shares of various funds managed by PRIAC. PRIAC is the trustee of the Plan and, therefore, these transactions are considered party-in-interest transactions. Promissory Notes Receivable from Participants are also considered to be party-in-interest transactions.

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 8 – Income Tax Status

The Plan has received a favorable determination letter dated March 31, 2008 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the IRC and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan accounts for uncertainty in income taxes utilizing ASC 740-10. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Supplemental Information
December 31, 2013

Note 9 – Reconciliation to Form 5500

	2013	2012
Net assets available for benefits per the financial statements:	$49,635,479	$38,533,083
Differences in:
Investments	808,128	769,689
Promissory notes receivable from participants	(808,128)	(769,689)
Net assets available for benefits per Form 5500	$49,635,479	$38,533,083

Form 5500 includes the participant loans in the investment classification, while they are classified separately as promissory notes receivable from participants on the financial statements.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Supplemental Information
December 31, 2013

Schedule H, Part IV, Line 4(i) – Schedule of Assets
Held at End of Year

Identity of issue,	Description of investments including maturity date,	Current
borrower, lessor or similar party	rate of interest, collateral, par or maturity value	value (2)
Prudential Retirement Insurance and Annuity Company	Units of participation in Guaranteed Income Fund –
Guaranteed Income Fund (1)	258,683 units	$10,391,129
Prudential Retirement Insurance and Annuity Company	Units of participation in Small Cap Growth / Times Square Fund –
Small Cap Growth / Times Square Fund (1)	23,813 units	1,414,522
Prudential Retirement Insurance and Annuity Company	Units of participation in Oppenheimer Global Fund –
Oppenheimer Global Fund (1)	9,356 units	1,090,735
Prudential Retirement Insurance and Annuity Company	Units of participation in Mid-Cap Growth / Artisan Partners Fund –
Mid-Cap Growth / Artisan Partners Fund (1)	67,700 units	1,866,504
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Income & Equity Fund –
Lifetime Income & Equity Fund (1)	3,755 units	86,582
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Conservative Fund –
Lifetime Conservative Fund (1)	45,445 units	1,090,083
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Balanced Fund –
Lifetime Balanced Fund (1)	100,210 units	2,408,168
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Growth Fund –
Lifetime Growth Fund (1)	76,666 units	1,882,629
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Aggressive Fund –
Lifetime Aggressive Fund (1)	12,102 units	296,511
Prudential Retirement Insurance and Annuity Company	Units of participation in Janus Advisor Balanced Fund –
Janus Advisor Balanced Fund (1)	30,506 units	1,803,593
Prudential Retirement Insurance and Annuity Company	Units of participation in Core Plus Bond / Reams Fund –
Core Plus Bond / Reams Fund (1)	32,843 units	812,677
Balchem Corporation Common Stock (1)	Units of participation in Balchem Corporation Common Stock –
	257,664 units	15,124,867
Goldman Sachs Small Cap Value Instl	Shares of a Mutual Fund - Goldman Sachs Small Cap Value Instl –
	12,220 shares	688,483
Vanguard Total Stock Market Index	Shares of a Mutual Fund - Vanguard Total Stock Market Index –
	86,912 shares	3,916,274
Columbia Dividend Income Y Fund	Shares of a Mutual Fund - Columbia Dividend Income Y Fund –
	65,168 units	1,208,859
Oppenheimer International Bond I Fund	Shares of a Mutual Fund - Oppenheimer International Bond I Fund –
	73,247 shares	444,610
Janus Advisor Perkins Mid Cap Value Fund	Shares of a Mutual Fund - Janus Advisor Perkins Mid Cap Value Fund –
	22,080 shares	515,780
Vanguard Total International Stock Index Signal	Shares of a Mutual Fund - Vanguard Total International Stock Index Signal –
	12,635 shares	424,522
Vanguard Total Bond Market Index	Shares of a Mutual Fund - Vanguard Total Bond Market Index –
	47,949 shares	506,337
American Century Growth Institution	Shares of a Mutual Fund - American Century Growth Institution –
	26,904 units	888,099
American Funds EuroPacific Fund	Shares of a Mutual Fund - American Funds EuroPacific Fund –
	27,530 units	1,349,812

Promissory Notes Receivable from Participants(1)	Interest rates range from 5.25% to 10.25%	808,128
	Total	$49,018,904

(1)	Parties-in-interest
(2)	All investments held are participant directed except for 234,587 shares/units of Balchem Corporation Common Stock with a cost of $2,942,117 and fair market value of $13,770,236 as of December 31, 2013.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Supplemental Information
December 31, 2013

Schedule H, Part IV, Line 4(j) – Schedule of Reportable Transactions

Identity of Party Involved	Description of Asset (including interest rate and maturity in case of a loan)	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (or loss)
Prudential Retirement Insurance and Annuity Company (1)	Dryden S&P 500 Index Fund	—	$3,423,364	$2,237,863	$3,423,364	$1,185,501

(1)	Parties-in-interest